SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. __) (1)


                         Amalgamated Technologies, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   022780 10 0
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                                 (CUSIP Number)


                                 Robert S. Ellin
                            2121 Avenue of the Stars,
                                   Suite 1650
                          Los Angeles, California 90067
                                 (310) 601-2500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 23, 2005
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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      (1) The  remainder  of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                      ---------------------
CUSIP No. 022780 10 0                  13D
---------------------                                      ---------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Trinad Capital Master Fund, Ltd.
      98-0447604
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      OO (1)
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
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NUMBER OF          7     SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY           -------------------------------------------------------------
EACH               8     SHARED VOTING POWER
REPORTING
PERSON WITH              2,766,520
                   -------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER


                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         2,766,520
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,560,955(2)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      14.8% (3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
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(1)   The  shares  of  common  stock  were  issued in  exchange  for  membership interests in Amalgamated Technologies, Inc. pursuant to a Contribution Agreement, dated December 23, 2005.
(2) 1,794,435 of the shares were acquired from Trinad Capital L.P., an affiliated entity in October 2005 when a restructuring of the funds occurred.
(3) On the basis of 30,801,532 shares of Common Stock reported by the Company to be issued and outstanding as of December 23, 2005 in the Company's latest Report on Form 8-K, as filed with the Securities and Exchange Commission on December 23, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 022780 10 0                  13D
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert S. Ellin
      N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF          7     SOLE VOTING POWER
SHARES
BENEFICIALLY             6,314,927
OWNED BY           -------------------------------------------------------------
EACH               8     SHARED VOTING POWER
REPORTING
PERSON WITH
                   -------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         6,314,927
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,314,927(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      20.5% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) Includes 2,766,520 shares of common stock acquired by Trinad Capital Master Fund, Ltd. Mr. Ellin is a managing member of Trinad Advisors GP, LLC that is the general partner of a principal stockholder of Trinad Capital Master Fund, Ltd. Of the 6,314,927 shares held indirectly, 4,560,955 shares of common stock are held by Trinad Capital Master Fund, Ltd. (1,794,435 of which were acquired from Trinad Capital L.P., an affiliated entity in October 2005 when a restructuring of the funds occurred); and 1,753,972 shares of common stock are held by Trinad
      Management LLC, of which Mr. Ellin is a managing member. Mr. Ellin disclaims beneficial ownership of the shares of common stock held by Trinad Capital Master Fund, Ltd. and Trinad Management LLC, except to the extent of his pecuniary interest.
(2) On the basis of 30,801,532 shares of Common Stock reported by the Company to be issued and outstanding as of December 23, 2005 in the Company's latest Report on Form 8-K, as filed with the Securities and Exchange Commission on December 23, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the "Common Stock") of Amalgamated Technologies, Inc., an Arizona corporation (the "Company"). The principal executive offices of the Company are located at 7970 South Kyrene Road, Tempe, Arizona 85284.

Item 2.   Identity and Background.

This statement is being filed jointly by Trinad Capital Master Fund, Ltd. and Robert S. Ellin (collectively, the "Reporting Persons").

Trinad Capital Master Fund, Ltd. is a Cayman Islands corporation and is a hedge fund dedicated to investing in micro-cap companies. Robert S. Ellin is a citizen of the United States; (i) the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of Trinad Capital Master Fund, Ltd., and (ii) the holder of 9% of the corporate interests in Trinad Capital Master Fund, Ltd.

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Trinad Capital Master Fund, Ltd.  Cayman Islands Corporations
                                  General Partner - Trinad Advisors GP, LLC the general partner of Trinad Management LLC, the principal stockholder of Trinad Capital Master Fund, Ltd.

Robert S. Ellin                   Citizenship - United States
                                  Managing Member, Trinad Advisors GP, LLC the general partner of a principal stockholder of Trinad Capital Master Fund, Ltd.

The address of the principal business office of Trinad Capital Master Fund, Ltd. and Robert S. Ellin is c/o Trinad Capital Master Fund, Ltd., 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were issued in exchange for the membership interests in Amalgamated Technologies, Inc. pursuant to a Contribution Agreement dated December 23, 2005.

Item 4.   Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. On December 23, 2005 and at the following price per share, Trinad Capital Master Fund, Ltd. acquired Common Stock on the open market in exchange for the membership interests in Amalgamated Technologies, Inc.

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      Date                 Number of Shares Acquired             Price Per Share
--------------------------------------------------------------------------------
    12/23/05                       2,766,520                          (1)
--------------------------------------------------------------------------------

(1) The shares of Common Stock owned directly and indirectly by the Reporting Persons were issued in exchange for the membership interests in Amalgamated Technologies, Inc., pursuant to a Contribution Agreement dated December 23, 2005.

Other than as set forth below, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

Item 5.   Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Robert S. Ellin is deemed to beneficially own an aggregate of 6,314,927 shares of Common Stock. Of this aggregate, 2,766,520 shares were acquired by Trinad Capital Master Fund, Ltd., of which Mr. Ellin is a managing member of Trinad Advisors GP, LLC that is the general partner of a principal stockholder of Trinad Capital Master Fund, Ltd., 4,560,955 shares of common stock are held by Trinad Capital Master Fund, Ltd., 1,794,435 of which were acquired from Trinad Capital L.P., an affiliated entity in October 2005 when a restructuring of the funds occurred and 1,753,972 shares of common stock are held by Trinad Management LLC, of which Mr. Ellin is a managing member.

As of the date hereof, Trinad Capital Master Fund, Ltd. and Robert S. Ellin are deemed to beneficially own an aggregate of 4,560,955 shares of Common Stock, representing approximately 14.8% of the number of shares of Common Stock stated to be outstanding by the Company in its Report on Form 8-K, as filed with the Securities and Exchange Commission on December 23, 2005. Trinad Capital Master Fund, Ltd. is deemed to be the direct beneficial owner of 4,560,955 shares of Common Stock and Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. Trinad Capital Master Fund, Ltd. and Robert S. Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of common stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With the
          Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in
Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Trinad Capital Master Fund, Ltd.


January 13, 2006                   By: /s/ Robert S. Ellin
                                       --------------------------------
                                       Name:  Robert S. Ellin
                                       Title: Managing Member of
                                              Trinad Advisors GP, LLC,
                                              the general partner of a principal
                                              stockholder of
                                              Trinad Capital Master Fund, Ltd.


                                   Robert S. Ellin


January 13, 2006                   By: /s/ Robert S. Ellin
                                       --------------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).